August 27, 2024

Dara Albright
Chief Executive Officer
Worthy Property Bonds, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

       Re: Worthy Property Bonds, Inc.
           Post-Qualification Amendment to Offering Statement on Form 1-A Filed August 15, 2024
           File No. 024-11563
Dear Dara Albright:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A
General

1. We note your response to comment 2. We also note that Item 6 to Part I to the August 19 post qualification amendment continues to only disclose the sale of common stock. Please revise this section to disclose the sale of Worthy Property Bonds during the prior 12 months.
Cover Page

2. Revise the cover page, as well as the disclosure throughout the offering statement, to clarify that you will file a post-qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates. Please refer to Rule 252(a) of Regulation
       A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A.
 August 27, 2024
Page 2

       Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as required by Regulation A.
Risk Factors, page 9

3. We note your response to comment 10, in which you state that you intend to issue no more than $75 million total Worthy Property Bonds. Add a risk factor to discuss your ability to sustain your lending operations as you cease to be able to raise additional funds as you reach that cap.
Risks Related to Our Company, page 10

4. Add a risk factor that discusses the impact on your company in the event that your loan loss reserves may prove inadequate to address your actual losses from any loans. For instance, we note that you had $268,800 in loan loss reserves as of the end of the last fiscal year, on total loans outstanding of over $25 million, and that you had to write off over $200,000 in loans in the last fiscal year. Also, discuss the fact that your auditor has noted that loan loss allowance and valuation of mortgage held for investment were critical audit matters in their audit report. Investors must be able to appreciate the risks due to inadequate loan losses, or from a failure to adequately analyze and value complex risks and assets.
Use of Proceeds, page 18

5. We note your response to comment 10, in which you indicate that you will only offer just under $9 million in additional Worthy Property Bonds. Revise this section to reflect the remaining offering amount, to the extent that you intend to limit the total offering to $75 million. Also, to the extent that your actual use of proceeds to date do not reflect the use of proceeds disclosed in this section, discus the reasons why you believe the revised projected use of proceeds are appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations , page
20

6. Revise this section to discuss how management intends to operate Worthy Property
       Bond's business as you reach your self-imposed total offering limit of $75 million. In particular, please discuss any other sources of capital that will remain that will allow you to fund both your lending business, as well as to pay redemption requests for your bonds and accrued interest. Make appropriate changes to your risk factors, cover page and summary discussion based on your response.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 27, 2024
Page 3

       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Clint J. Gage, Esq.